UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TruBridge, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

205306103
(CUSIP Number)

Andris Upitis

Ocho Investments LLC

1401 Lavaca St, PMB 40912

Austin, TX 78701

(801) 924-4131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	205306103

1.	Names of Reporting Persons. Ocho Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,001,698
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,001,698
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.	205306103

1.	Names of Reporting Persons. Andris Upitis
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,001,698
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,001,698
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) IN, HC

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on August 14, 2024 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed by the undersigned with the SEC on August 16, 2024 (“Amendment No. 1,” together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 3.Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Ocho Investments acquired 1,001,698 shares of common stock for an aggregate price of $10,752,568 using working capital.

Item 5.Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)Total shares purchased: 1,001,698. Total shares outstanding as of August 7, 2024: 14,960,311, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2024.

(b)See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 16, 2024	OCHO INVESTMENTS LLC
	By:	/s/ Andris Upitis
	Name:	Andris Upitis, Manager

ANDRIS UPITIS
/s/ Andris Upitis